22003165

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
35603

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Weitz Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1125 S 103rd St, Ste 200
(No. and Street)

Omaha	NE	68124-1071
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shar M. Bennett	402-391-1980	sbennett@weitzinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

220 South Sixth St, Ste 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James J. Boyne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Weitz Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn before me in my presence this 23 day of February, 2022 a Notary Public in and for the County of Sarpy, State of Nebraska
(Signature) Notary Public
My Commission Exp. Aug 17, 2025

Notary Public

GENERAL NOTARY - State of Nebraska
WENDY A. CURTIS
My Comm. Exp. August 17, 2025

Signature:

Title:
Vice President / Treasurer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Weitz Securities, Inc.

Financial Statements

Year Ended December 31, 2021

Contents

EY
Building a better working world

Ernst & Young LLP
700 Nicollet Mall
Suite 500
Minneapolis, MN 55402

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Weitz Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weitz Securities, Inc., (the Company) as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2004.

February 25, 2022

Weitz Securities, Inc.

Statement of Financial Condition

December 31, 2021

Assets		
Marketable securities	$	295,944
Prepaid expenses		82,903
Total assets	$	378,847
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliate (Note 3)	$	82,903
Common stock, $1.00 par value 10,000 shares authorized; 10,000 shares issued and outstanding		10,000
Additional paid-in capital		200,541
Retained earnings		85,711
Accumulated other comprehensive income (loss)		(308)
		295,944
Total liabilities and stockholder's equity	$	378,847

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Income

Year Ended December 31, 2021

Revenues	
Investment income	$ 368
Total revenues	368
Expenses (Note 3)	
Compensation and related benefits	2,902,319
Technology, data and communication	599,786
Advertising and promotion	345,272
Occupancy	165,159
Legal and audit	47,185
Registration	40,142
Travel and entertainment	22,739
Insurance	14,523
Other	13,359
	4,150,484
Expenses reimbursed by affiliate (Note 3)	(4,150,484)
Net expenses	-
Net income	$ 368

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 200,541	$ 85,343	$ (12)	$ 295,872
Net income	-	-	368	(296)	72
Balance, end of year	$ 10,000	$ 200,541	$ 85,711	$ (308)	$ 295,944

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities		
Net income	$	368
(Increase) in prepaid expenses		(22,142)
Increase in due to affiliate		22,142
Net increase (decrease) from operating activities		368
Cash flows from investing activities		
Purchase of marketable securities		(368)
Net increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	-

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Notes to Financial Statements

December 31, 2021

1. Nature of the Business and Significant Accounting Policies

Nature of Business
Weitz Securities, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is subject to the examining authority of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority. The Company is the principal underwriter of the Weitz Funds, a family of mutual funds whose investment adviser is Weitz Investment Management, Inc. ("Weitz Inc.") an affiliate under common control with the Company. Since the Company's business is limited to the distribution of mutual funds, the Company claims exemption from SEC Rule 15c3-3, under paragraph k(1).

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Marketable Securities
At December 31, 2021, marketable securities were comprised entirely of 29,624 shares of the Weitz Ultra Short Government Fund which are valued at the fund's reported net asset value. Weitz Inc. acts as investment adviser for this fund.

Various inputs can be used in determining the value of the Company's financial instruments. The inputs used in determining the value of the Company's marketable securities are summarized in the following fair value hierarchy:

- Level 1 - quoted prices in active markets for identical securities;
- Level 2 - other significant observable inputs (including quoted prices for similar securities);
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

The Company considers its mutual fund investments to be Level 1 assets and they are valued at reported net asset value. There were no transfers into or out of Level 3 and there were no assets in which significant unobservable inputs (Level 3) were used during 2021. The

realized and/or unrealized gains/losses on marketable securities during the year were immaterial.

Advertising and Promotion
The Company expenses all advertising and promotion costs as incurred.

Income Taxes
The sole shareholder of the Company has elected to have the Company taxed for Federal and Nebraska income tax purposes as an S corporation under Section 1361 of the Internal Revenue Code and a corresponding section of the state income tax code. Under these provisions, the stockholder's share of the Company's net income or loss for the year is reported on the stockholder's individual tax returns. Accordingly, no provision has been made in the accompanying financial statements for Federal or state income tax expense.

The Company has reviewed its tax positions taken on its income tax returns for each of the three open tax years and as of December 31, 2021 and has determined that no provision for income taxes is required in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncement
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The standard requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. The new standard eliminates today's real estate-specific guidance and would also change what would be considered initial direct costs. All entities will classify leases to determine how to recognize lease-related revenue and expense. For non-public entities, the new standard becomes effective for annual periods beginning after December 15, 2021. Early adoption would be permitted for all entities. The Company has evaluated this pronouncement and has determined that it would have no material impact.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the

resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $186,406, which was $180,879 in excess of its required net capital. At December 31, 2021, the Company's aggregate indebtedness percentage to net capital was 44.47%.

3. Related Party Transactions

The Company acts as principal underwriter of the Weitz Funds under a distribution agreement that provides for no compensation.

Direct and allocated expenses, including compensation, benefits and rent, related to the Company's operations, totaling $4,150,484 were paid by Weitz Inc. on behalf of the Company pursuant to an expense reimbursement agreement. At December 31, 2021, $82,903 of such expenses were not yet reimbursed and are included in "Due to affiliate" on the Statement of Financial Condition. The Company is economically dependent on Weitz Inc. continuing this practice of paying expenses of the Company. Weitz Inc. has represented that it will continue to support the operations of the Company.

4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

5. Other

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity, and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as variants of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in supply chains and economic activity. The outbreak could have a continued adverse impact on economic and market conditions. The rapid development and fluidity of this situation precludes any predictions as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents uncertainty and risk on our financial statements.

Weitz Securities, Inc.

Notes to Financial Statements (continued)

6. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through February 25, 2022, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Weitz Securities, Inc.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2021

Total stockholder's equity from Statement of Financial Condition	$ 295,944
Less non-allowable assets:	
Prepaid expenses	82,903
Less haircuts on securities, mutual fund	26,635
Net capital	$ 186,406
Total aggregate indebtedness	$ 82,903
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness, $27,573)	$ 5,527
Net capital in excess of minimum requirement	$ 180,879
Percentage of aggregate indebtedness to net capital	44.47%

There were no material differences between the audited Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2021 Part IIA FOCUS filing dated January 19, 2022.

Weitz Securities, Inc.

Schedule II - Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2021

The Company is exempt from the computation of reserve and possession and control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

EY
Building a better working world

Ernst & Young LLP
700 Nicollet Mall
Suite 500
Minneapolis, MN 55402

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Weitz Securities, Inc.

We have reviewed management's statements, included in the accompanying Weitz Securities, Inc. Exemption Report, in which (1) Weitz Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022

Weitz Securities, Inc. Exemption Report

Weitz Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 1

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year, without exception.

Weitz Securities, Inc.

I, James J. Boyne, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Jams J. Boyne

Vice President and Treasurer of Weitz Securities, Inc.

February 25, 2022

EY
Building a better working world

Ernst & Young LLP
700 Nicollet Mall
Suite 500
Minneapolis, MN 55402

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Weitz Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2021. Management of Weitz Securities, Inc. (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2021, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total revenues reported in the audited financial statements required by SEC Rule 17a-5 with the total revenues included in the accompanying Schedule of Form SIPC-3 Revenues for the fiscal year ended December 31, 2021.

   We identified a difference of $368 related to investment income, which is not a revenue classification included in the Schedule of Form SIPC-3 Revenues.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2021 with supporting schedules and working papers, consisting of the trial balance.

   No findings were found as a result of applying the procedure.

3. Recalculated the arithmetical accuracy of the total revenues reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2021 and in the supporting schedules and working papers, consisting of the trial balance.

EY

Building a better working world

No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim of exclusion from membership in SIPC for the fiscal year ended December 31, 2021. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022

Weitz Securities, Inc.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2021

Amount ($)	**Business activities through which revenue was earned**
$0	Business conducted outside the United States and its territories and possessions
$0	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$0	**Total Revenues**